Exhibit 99.9

TOTALFINAELF’s SALES IN THE FIRST QUARTER OF 2003

1. CONSOLIDATED SALES

	2003	2002
	TOTALFINAELF	TOTALFINAELF

	(million euros)	(million euros)
UPSTREAM
First quarter	8 186	6 749
DOWNSTREAM
First quarter	19 418	15 268
CHEMICALS
First quarter	4 704	4 823
HOLDING
First quarter	39	28
Consolidation eliminations of internal sales
First quarter	-4 044	-3 084
CONSOLIDATED SALES
First quarter	28 303	23 784

TotalFinaElf’s consolidated sales increased by 19% to 28,303 million euros for the first quarter 2003 from 23,784 million euros for the same period last year. This variance is primarily due to the increase of crude prices and European refining margins which was partially offset by the decrease of the dollar relative to the euro. The euro/dollar exchange rate averaged 1.07 in the first quarter 2003 versus 0.88 for the same period last year. The average Brent oil price increased by 49% to $31.5/b from $21.1/b in the first quarter 2002.

2. PARENT COMPANY’s SALES

	2003	2002

	(million euros)	(million euros)
OIL & GAS SALES
First quarter	1 230	935
SERVICES PERFORMED
First quarter	294	212
GLOBAL AMOUNT
First quarter	1 524	1 147